Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

SEC File No.: 000-50855

Date: August 7, 2014

Auxilium Pharmaceuticals, Inc | 2014 2Q 2014 Financial Results Corporate Overview August 7, 2014

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# Safe Harbor

*We will make various remarks during this presentation that constitute "forward-looking statements" for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995, including statements regarding: the Company's expected financial performance, including the degree to which it will achieve its financial guidance, strategic priorities, and development and operational goals for 2014; whether the Company's strategic commercial and tactical initiatives will help it achieve its corporate goals; whether the merger with QLT will be successful in creating a more compelling growth platform from which the Company can drive long-term value creation or be a catalyst for the Company's growth strategies; whether the Company will close its merger transaction with QLT in the fourth quarter of 2014; whether the Canadian domicile of QLT will create a more competitive platform to drive partnering and M&A and provide the Company with key financial and tax synergies; whether the merger transaction with QLT will enable the Company to reduce its effective tax rate; the Company's ability to leverage its commercial expertise, competitive platform and financial resources to aggressively pursue partnering and strategic M&A opportunities; whether the Company will grow and build shareholder value; whether the Company will meet expected milestones; whether the Company will pursue its stated strategic priorities, including building out its men's healthcare portfolio and establish new specialty therapeutic areas; the degree to which the merger transaction with QLT strengthens the Company's balance sheet; whether the Company will benefit from a broadened product portfolio and advanced R&D pipeline in orthopedics and dermatology; future Testim market share, prescriptions and sales growth and factors that may drive such growth; the degree to which the Company's authorized generic testosterone gel benefits the Company strategically allowing the Company to penetrate further into the TRT gel market, including providing better access to managed health care plans; the demand from urologists for TRT products generally, and the Company's products in particular, competitive developments affecting the Company's products and product candidates, including generic and branded generic competition in the TRT market; the size and future direction of the TRT gel market and the influence of the Company's competitors on market growth; whether the Company will proactively manage the Testim franchise; the degree to which the Company's execution on its strategic goals will lead to increased shareholder value; whether the Company can successfully diversify its R&D pipeline, product portfolio and overall revenue streams; whether the Company's five growth products will continue to grow; the degree to which XIAFLEX becomes the standard of care for the treatment of Dupuytren's contracture; whether the Company will continue to see an increase in the market share for XIAFLEX in Dupuytren's; the continued success of the Company's U.S. launch of XIAFLEX for the treatment of Peyronie's disease and STENDRA, a treatment for erectile dysfunction ("ED"); the continued patient demand for the Auxilium Advantage system; insurance coverage for XIAFLEX for the treatment of Peyronie's disease; the Company's strategies for marketing XIAFLEX for the treatment of Peyronie's disease and STENDRA for the treatment of ED; the effects of STENDRA on the PDE5 market dynamic; the time to market, size of market, growth potential and therapeutic benefits of the Company's products and product candidates; the potential for XIAFLEX to be used in multiple indications; whether the number of Dupuytren's contracture procedures using XIAFLEX will increase and whether XIAFLEX's market share for such procedures will grow; whether and when the FDA will approve the Company's submission of a supplemental Biologics License Application to the FDA requesting approval of XIAFLEX for the treatment of two Dupuytren's contracture cords concurrently and the timing of such review; whether and when the FDA will approve the submission of the 15-minute onset of action label expansion for STENDRA to the FDA and the timing of such review; the impact of the price increase and first quarter product buy-in on future TESTOPEL revenues; the continued support of urologists for injectable or implantable TRT products; the Company's phase 2a study for Collagenase Clostridium Histolyticum (CCH) for the treatment of cellulite and the timing of reporting results for this study; and the timing of reporting results from the Company's phase 2b double-blind, placebo-controlled study of the safety and efficacy of CCH for the treatment of Stage 2 unilateral idiopathic Frozen Shoulder syndrome.*

*All remarks other than statements of historical facts made during this presentation, including but not limited to, statements regarding future expectations, plans and prospects for the Company, statements regarding forward-looking financial information and other statements containing words such as "may", "will", "should", "would", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "potential", "seem", "seek", "future", "continue", or "appear" or the negative of these terms or similar expressions, as they relate to the Company, constitute forward-looking statements. Actual results may differ materially from those reflected in these forward-looking statements due to various factors, including adverse outcomes of litigation, general financial, economic, regulatory and political conditions affecting the biotechnology, medical device and pharmaceutical industries and those discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2013 under the heading "Risk Factors," as updated from time to time by the Company's Quarterly Reports on Form 10-Q and, where applicable, Current Reports on Form 8-K. The Company's securities filings are on file with the Securities and Exchange Commission (the "SEC") and may be accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov or by means of the Company's home page on the Internet at http://www.auxilium.com under the heading " Investors - SEC Filings." There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. Given these risks and uncertainties, any or all of these forward-looking statements may prove to be incorrect. Therefore, you should not rely on any such factors or forward-looking statements. In addition, forward-looking statements provide the Company's expectations, plans or forecasts of future events and views as of the date of this presentation. The Company anticipates that subsequent events and developments will cause the Company's assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this presentation.*

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Auxilium Pharmaceuticals, Inc. | 2014

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3 Auxilium Pharmaceuticals, Inc. | 2014 No Offer of Solicitation No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Additional Information Will be Filed with the Securities and Exchange Commission In connection with the proposed merger, QLT Inc. (“QLT”) has filed with the Securities and Exchange Commission (the “SEC”) a preliminary joint proxy statement of Auxilium Pharmaceuticals, Inc. (“Auxilium,” or the “Company”) and QLT that also constitutes a prospectus of QLT and which will ultimately become part of a Registration Statement on Form S-4. Auxilium and QLT will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (the “CSA”) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.auxilium.com) under the heading “Investors – SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab “Investors” and then under the headings “Securities Filings” and “Proxy Circulars,” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5 The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT’s directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and CSA by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the CSA when they become available.

4 Auxilium Pharmaceuticals, Inc. | 2014 Agenda Corporate Progress – Merger with QLT: a Platform for Growth 2Q 2014 Commercial & Financial Performance – Financial Results – Highlights by Product Franchise Strategic Priorities & Upcoming Milestones Question & Answer Session

5 Auxilium Pharmaceuticals, Inc. | 2014 Auxilium Executing Multi-Phase Growth Strategy Expanded product portfolio and established leadership position in men’s healthcare Acquisition of Actient, STENDRA in-licensing Grew from 2 to 12 products PHASE ONE: 2013 PHASE THREE: 2015 & Beyond Diversify product revenue stream, build men’s healthcare portfolio and establish new specialty therapeutic areas Leverage commercial expertise, competitive platform and financial resources to aggressively pursue strategic partnering and M&A PHASE TWO: 2014 QLT transaction creates more competitive M&A platform Stronger financial position Canadian domicile expands North American footprint Builds upon orphan drug platform with QLT retinoid program History of targeted innovation Two products (TESTIM and XIAFLEX for DC) Developed a vision and strategy for future growth FOUNDATION

6 Auxilium Pharmaceuticals, Inc. | 2014 2Q 2014: Financial Results1 Amounts in $MM Except Per Share Amounts 2Q 2013 2Q 2014 Total Revenues $100.5 $83.0 Cost of Goods Sold (non-GAAP) 22.7 30.0 Gross Profit $77.8 $53.0 % of Revenues 77% 64% Operating Expenses (non-GAAP): Research & Development $12.9 $10.6 Selling, General & Administrative $50.7 $58.9 Interest Expense (non-GAAP) 3.2 5.4 Income (Loss) Before Taxes (non-GAAP) 11.0 (21.9) Income Tax Benefit (non-GAAP) -- (0.1) Net Income (Loss) (non-GAAP) 11.0 (21.8) Net Income (Loss) Per Common Share (non-GAAP) $0.22 (basic & fully diluted) ($0.44) (basic & fully diluted) 1 See Appendix for reconciliation of the non-GAAP financial measures to the closest GAAP financial measures

7 Auxilium Pharmaceuticals, Inc. | 2014 2014 Financial Guidance $ Millions1 Global Net Revenues: $380-420 R&D Expenses (Non-GAAP): $40-45 SG&A Expenses (Non-GAAP): $245-250 Net Interest Expense (Non-GAAP): $20-22 Net Income (Loss) (Non-GAAP): $0-(15) Gross Margin: 76-77% 1 See Appendix for reconciliation of the non-GAAP financial measures to the closest GAAP financial measures

8 Auxilium Pharmaceuticals, Inc. | 2014 2014: Future Product Growth Potential $315* $189.5* +66% All numbers $ millions * 2013 number represents total revenues ($400.7M) less $211.2M for Testim; 2014 number represents midpoint of 2014 guidance ($400M) less $85M for Testim; We believe that reporting our revenue on a pro-forma basis without Testim revenue provides investors with a useful tool to understand where management sees opportunity for future revenue growth

9 Auxilium Pharmaceuticals, Inc. | 2014 Diversified Product Portfolio and R&D Pipeline Erectile Dysfunction Low Testosterone Peyronie’s Disease Adhesive Capsulitis Cellulite Orthopedics/ Dermatology PIPELINE TREATMENTS MEN’S HEALTHCARE Additional medications include: Ophthalmology* Impaired Dark Adaptation** PIPELINE TREATMENTS Leber Congenital Amaurosis** Retinitis Pigmentosa** *Subject to QLT merger **Partnering discussions currently ongoing Testosterone Gel 1% Authorized Generic

10 Auxilium Pharmaceuticals, Inc. | 2014 Testim Franchise: Managing a Mature Product Strategic rationale for June 2014 launch of a Testim Authorized Generic (AG) – Launched with partner Prasco in mid-June – Proactive strategy to manage the Testim life cycle and increase and expand product franchise access First-mover generic status is key Proactive strategy important given the confusing managed care environment and continued downward pressure on the TRT gel market – Launch of AG provides opportunity to drive “full access” strategy Multiple plans expected to add AG to Tier 1 status Removes obstacles for patients and physicians

11 Auxilium Pharmaceuticals, Inc. | 2014 Testim Franchise: AG Driving Increased Access Testim Franchise: NRx Share of TRT Gel Market IMS Health, 2014; based on all data available as of August 4, 2014 Testim AG launched June 11, 2014 Testim: $11.9 Million Testim Authorized Generic: $13.3 Million $25.2 Million in 2Q Revenues

12 Auxilium Pharmaceuticals, Inc. | 2014 Only FDA-approved long-acting testosterone pellet available – Lasts ~3-4 months 15% price increase on April 1 believed to have driven $12-14 million product buy-in in 1Q 2014 – A 2Q impact was expected – Additional wholesaler destocking believed to have affected 2Q ex-factory pellet sales 2Q 2014 net revenues of $4.2 M – 1H 2014 net revenues of $36.2 M averages out to ~$18 M per quarter Slightly lower than our 2H 2013 quarterly average net revenues of ~$21 M (excluding $3-4 million impact in 4Q from our change in distribution channel) – We believe the 1H 2014 decrease is due mainly to delayed physician purchases during pricing book reset process; overall TRT market pressure may have impact as well Normalization of buying habits already seen in early 3Q, as expected TESTOPEL: Buy-In Impact Expected TESTOPEL pellet size

13 Auxilium Pharmaceuticals, Inc. | 2014 STENDRA: First ED Drug Approved in 10 Years Exciting and distinct product profile – Rapid – can be taken 30 minutes before sexual activity – Able to be taken with food and modest alcohol – Designed to be a selective PDE5 inhibitor; low incidence of AEs in clinical trials

14 Auxilium Pharmaceuticals, Inc. | 2014 STENDRA: Initial Launch Traction Continues STENDRA Rx Since Launch IMS Health, 2014; based on all data available as of June 30, 2014; * Revenues recognized by Company at time product shipped to wholesalers $6.1 Million in 2Q Revenues* Increasing number of total prescribers: – End of Q1: 5,704 – End of Q2: 11,349 – 99% increase Increase in productivity per prescriber – End of Q1: 5.2 Rxs – End of Q2: 8.4 Rxs – 62% increase 5.0 average pills per Rx

15 Auxilium Pharmaceuticals, Inc. | 2014 Weekly STENDRA TRx Share of Oral ED Market STENDRA: Initial Launch Traction Continues IMS Health, 2014; based on all data available as of August 4, 2014 3.2% 1.4% 0.4% Jan Feb Mar Apr May Jun Jul

16 Auxilium Pharmaceuticals, Inc. | 2014 STENDRA: Initial Launch Traction Continues IMS Health, 2014; based on all data available as of July 22, 2014; products are registered trademarks of their respective owners * Rx not categorized by IMS Quarterly STENDRA Rx Breakdown 25% 29% 15% 6% 26% Launch-to-Date Patient Rx Switches to STENDRA *Other: Staxyn®, edex®, Muse® & Caverject® 37% 29% 22% 8% 4% Viagra® Cialis® Daily Cialis® As Needed Other* Levitra®

17 Auxilium Pharmaceuticals, Inc. | 2014 edex: Continued Market Leadership Market-leading injectable ED treatment – Rapid onset; convenient single-dose dual-chamber cartridge – Non-oral ED treatments represent ~0.5% of total ED TRx1 2Q 2014 revenues of $7.5 million – 50% increase over 2Q 2013 51.8% retail market share as of 2Q 20141 1 IMS Health edex Retail TRx and TRx Market Share

18 Auxilium Pharmaceuticals, Inc. | 2014 XIAFLEX: Overall Product Performance Continued launch traction in Peyronie’s disease – Strong momentum since launch in January 2014 Stable growth traction in Dupuytren’s contracture 2Q 2014: $26.3M XIAFLEX U.S. Revenues by Quarter +75%

19 Auxilium Pharmaceuticals, Inc. | 2014 XIAFLEX in DC: Stable Growth Traction 7% increase in vial sales over 2Q 2013 Stable XIAFLEX market share – 29% YTD through May Increasing awareness & demand for DC procedures – Rolling 12-month total procedures: April 2014: 66,324 April 2013: 63,201 4.9 % increase 2011 2012 2013 2014 XIAFLEX in DC: Quarterly Vial Sales1 1Minor historical adjustments may affect historical demand figures over time

20 Auxilium Pharmaceuticals, Inc. | 2014 XIAFLEX: First and Only Approved PD Treatment First and only FDA-approved treatment proven effective for PD in men with a palpable plaque and a curvature deformity of >30 degrees at the start of therapy

# XIAFLEX for PD: Focused Launch Strategy

**95,000 patients diagnosed in 2013[1]**

| TREATMENT MODALITIES | | | | |
|---|---|---|---|---|
| **Category** | Invasive Surgical[1] | Invasive Non-Surgical[1] | Non-Invasive | No Treatment[2] |
| **Description / Examples** | Plication, grafting, prosthesis | Verapamil injection | Vitamin E, potaba, colchicine | |
| **Patient Counts** | ***1,500 – 2,000*** | ***3,500 – 4,500*** | ***~52,000*** | ***~38,000*** |
| **Urology Centers** | ~1,000 Urologists treat PD invasively[1] | | Additional ~7,000 Urologists[1] | |
| **% of Invasive Procedures** | ~400 Urologists account for 90% of PD surgeries[3] | | No invasive procedures performed[1] | |
| | ***Initial Focus*** | | ***Commercial Opportunity*** | |

1. IMS/SDI Claims Database, April 2014
2. Shindel, J Sex Med, 2008; LaRochelle, J Sex Med, 2007
3. Qforma IQ Map, utilizing Wolters-Kluwer claims data

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22 Auxilium Pharmaceuticals, Inc. | 2014 XIAFLEX for PD: Strong Launch Momentum Certification of Top Target Urologists Phase I & II (n=432) 12% 88% 645 Total Sites Certified 1,108 Total Physicians Certified Auxilium; All numbers as of June 30, 2014

23 Auxilium Pharmaceuticals, Inc. | 2014 XIAFLEX for PD: Payer Reimbursement Auxilium Advantage; All numbers as of June 30, 2014 93% Approved 53% Decision Made 47% Currently in Process PD Patients Submitted Through June 30, 2014 3,535 1,709 143 1,683

24 Auxilium Pharmaceuticals, Inc. | 2014 XIAFLEX for PD: Strong Launch Momentum 3,350 Vials Total * Vials s hipped to physicians repres ents in-market demand. Rev enues for PD are rec ognized by Company when sold to whol esalers. Estimates do not include vials shipped to large hospital centers that treat both PD and DC. Historical adjustments may affect historical demand figures over time. Estimated Vials Shipped to Physicians* 598 565 775 1412 12 2014 April May June

25 Auxilium Pharmaceuticals, Inc. | 2014 Strategic Priorities & Milestones Moving Forward – Successfully launch two new products: STENDRA for ED and XIAFLEX for PD – Grow TESTOPEL and edex use with urologists – Drive XIAFLEX to standard of care in Dupuytren’s – Closely manage and strategically resource Testim franchise as a mature product, including AG – STENDRA 15-minute onset of action sNDA – PDUFA Date: September 20, 2014 – XIAFLEX multiple cord label expansion sBLA – PDUFA Date: October 20, 2014 – Topline cellulite Phase 2a study results now expected in 4Q 2014 – Topline Frozen Shoulder Phase 2b study results expected in 1Q 2015 – Close QLT merger in 4Q 2014 Preliminary joint proxy statement filed; Hart-Scott-Rodino clearance granted Maximize value of current portfolio Successfully advance R&D opportunities Continue opportunistic approach to CD&L, aggressive partnering and M&A supported by new platform Maintain financial discipline and manage performance

26 Auxilium Pharmaceuticals, Inc. | 2014 Appendix

# 2Q 2014 Net Revenue Details

**AUXILIUM PHARMACEUTICALS, INC.**
**Table 1- 2nd Quarter 2014 Revenue Details**
**(In millions, except for percentages)**
**(Unaudited)**

| | 3 Months Ended June 30, | | Increase | 6 Months Ended June 30, | | Increase |
|---|---|---|---|---|---|---|
| | 2014 | 2013 | (Decrease) | 2014 | 2013 | (Decrease) |
| Testim revenues- | | | | | | |
| Net U.S. revenues - brand | $11.9 | $53.2 | -78% | $22.8 | $98.5 | -77% |
| Net U.S. revenues - AG | 13.3 | - | N/A | 13.3 | - | N/A |
| International revenues | 0.9 | 1.2 | -25% | 1.8 | 1.4 | 29% |
| Total Testim revenues | $26.1 | $54.4 | -52% | $37.9 | $99.9 | -62% |
| XIAFLEX revenues- | | | | | | |
| Net U.S. revenues | $26.3 | $15.0 | 75% | $42.9 | $26.9 | 59% |
| International revenues | 3.1 | 3.9 | -21% | 6.3 | 12.7 | -50% |
| Total XIAFLEX revenues | $29.4 | $18.9 | 56% | $49.2 | $39.6 | 24% |
| TESTOPEL U.S. revenues* | 4.2 | 14.4 | -71% | 36.2 | 14.4 | 151% |
| STENDRA U.S. revenues | 6.1 | - | N/A | 17.7 | - | N/A |
| Edex U.S. revenues* | 7.5 | 5.0 | 50% | 13.0 | 5.0 | 160% |
| Other Actient U.S. revenues* | 9.7 | 7.8 | 24% | 17.5 | 7.8 | 124% |
| Total net revenues | $83.0 | $100.5 | -17% | $171.5 | $166.7 | 3% |

* For the three and six months ended June 30, 2013, Actient revenues are included for the period from April 26, 2013 to June 30, 2013. The three and six months ended June 30, 2014 include Actient revenues for the entire period.

Note: International revenues represent amortization of deferred upfront and milestone payments received on our licensing agreements, together with royalties earned on product sales by licensees.

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Auxilium Pharmaceuticals, Inc. | 2014
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28 Auxilium Pharmaceuticals, Inc. | 2014 2Q Reconciliation: GAAP to Non-GAAP Net Loss 3 Months Ended June 30, 2014 3 Months Ended June 30, 2013 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Net revenues* 83.0 $ - $ 83.0 $ 100.5 $ - $ 100.5 $ Operating expenses: Cost of goods sold 30.1 (0.1) (a) 30.0 27.2 (4.5) (a) 22.7 Research and development 11.3 (0.7) (b) 10.6 13.6 (0.7) (b) 12.9 Selling, general and administrative 69.2 (10.3) (c) 58.9 74.9 (24.2) (c) 50.7 Amortization of purchased intangibles 20.0 (20.0) (d) - 10.9 (10.9) (d) - Contingent consideration (20.4) 20.4 (e) - 2.3 (2.3) (e) - Total operating expenses 110.2 (10.7) 99.5 128.9 (42.6) 86.3 Income (loss) from operations (27.2) 10.7 (16.5) (28.4) 42.6 14.2 Interest income (expense), net (9.4) 4.0 (f) (5.4) (6.9) 3.7 (f) (3.2) Income (loss) before income taxes (36.6) 14.7 (21.9) (35.3) 46.3 11.0 Income tax benefit (expense) 0.1 - (g) 0.1 78.0 (78.0) (g) - Net income (loss) (36.5) $ 14.7 $ (21.8) $ 42.7 $ (31.7) $ 11.0 $ Net income (loss) per common share: Basic (0.73) $ (0.44) $ 0.87 $ 0.22 $ Diluted (0.73) $ (0.44) $ 0.86 $ 0.22 $ Shares used to compute net income (loss) per common share: Basic 50.2 50.2 49.3 49.3 Diluted 50.2 50.2 49.6 49.6 AUXILIUM PHARMACEUTICALS, INC. Table 2 - Reconciliation of GAAP to Non-GAAP Net Income (Loss) (In millions, except per share amounts) (Unaudited) * For the three months ended June 30, 2013, Actient revenues are included for the time period from April 26, 2013 to June 30, 2013. The three months ended June 30, 2014 include Actient revenues for the entire period.

# 2Q Reconciliation: GAAP to Non-GAAP Net Loss

| | 3 Months Ended June 30, 2014 | 3 Months Ended June 30, 2013 |
|---|---|---|
| **Adjustments to:** | | |
| **(a) Costs of goods sold:** | | |
| Employee stock-based compensation (1) | (0.1) | - |
| Acquired inventory step-up value (2) | - | (4.5) |
| | $ (0.1) | $ (4.5) |
| **(b) Research and development:** | | |
| Employee stock-based compensation (1) | (0.7) | (0.7) |
| **(c) Selling, general and administrative:** | | |
| Employee stock-based compensation (1) | (4.3) | (3.5) |
| Acquisition related severance costs (3) | - | (10.0) |
| Acquisition related transaction and integration costs (3) | (6.0) | (10.7) |
| Total | $ (10.3) | $ (24.2) |
| **(d) Amortization of purchased intangibles** (4) | (20.0) | (10.9) |
| **(e) Change in contingent consideration** (5) | 20.4 | (2.3) |
| **(f) Interest income (expense), net** | | |
| Non-cash interest expense related to term loan and convertible debt (6) | 4.0 | 3.7 |
| **(g) Income tax benefit (7)** | - | (78.0) |

(1) The effects of employee stock-based compensation are excluded because of varying available valuation methodologies and subjective assumptions. We believe this is a useful measure for investors because such exclusion facilitates comparison to peer companies who also provide similar non-GAAP disclosures and is reflective of how Auxilium management internally manages the business.

(2) The effects of recognition of the step-up in value of inventory acquired in the Actient acquisition are excluded because this expense is non-cash and, consequently, we believe investors are able to more accurately compare our operating results to those of our peer companies. Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(3) The effects of expenses related to the Actient acquisition and integration as well as the expenses related to the pending merger with QLT Inc are excluded because of the non-recurring nature of these expenses, and we believe such exclusion facilitates investors' ability to more accurately compare our operating results to those of our peer companies. Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(4) The effects of amortization of intangible assets acquired in the Actient and STENDRA acquisitions are excluded because this expense is non-cash, and we believe such exclusion facilitates investors' ability to more accurately compare our operating results to those of our peer companies.

(5) The effects of change in contingent consideration are excluded due to the nature of this charge, which is related to the change in the fair value of the liability for contingent consideration in connection with the acquisitions of Actient and STENDRA. We believe such exclusion facilitates investors' ability to more accurately compare our operating results to those of our peer companies.

(6) The effects of non-cash interest related to the term loan as well as the convertible senior notes due 2018 are excluded. We believe such exclusion facilitates an understanding of the effects of the debt service obligations on the Company's liquidity and comparisons to peer group companies, and is reflective of how Auxilium management internally manages the business.

(7) The effect of non-cash tax benefit related to the acquisition of Actient is excluded because of its non-recurring nature. We believe such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies.

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# YTD Reconciliation: GAAP to Non-GAAP Net Loss

**AUXILIUM PHARMACEUTICALS, INC.**
**Table 2- Reconciliation of GAAP to Non-GAAP Net Income (Loss)**
**(In millions, except per share amounts)**
**(Unaudited)**

| | 6 Months Ended June 30, 2014 | | | 6 Months Ended June 30, 2013 | | |
|---|---|---|---|---|---|---|
| | GAAP | Adjustments | Non-GAAP | GAAP | Adjustments | Non-GAAP |
| Net revenues* | $ 171.5 | $ - | $ 171.5 | $ 166.7 | $ - | $ 166.7 |
| Operating expenses: | | | | | | |
| Cost of goods sold | 48.2 | (0.1) (a) | 48.1 | 42.3 | (4.6) (a) | 37.7 |
| Research and development | 22.3 | (1.4) (b) | 20.9 | 25.5 | (1.4) (b) | 24.1 |
| Selling, general and administrative | 147.2 | (14.6) (c) | 132.6 | 119.2 | (27.2) (c) | 92.0 |
| Amortization of purchased intangibles | 39.8 | (39.8) (d) | - | 10.9 | (10.9) (d) | - |
| Contingent consideration | (12.7) | 12.7 (e) | - | 2.3 | (2.3) (e) | - |
| Total operating expenses | 244.8 | (43.2) | 201.6 | 200.2 | (46.4) | 153.8 |
| Loss from operations | (73.3) | 43.2 | (30.1) | (33.5) | 46.4 | 12.9 |
| Interest income (expense), net | (19.0) | 8.1 (f) | (10.9) | (10.0) | 5.8 (f) | (4.2) |
| Loss before income taxes | (92.3) | 51.3 | (41.0) | (43.5) | 52.2 | 8.7 |
| Income tax benefit (expense) | (0.2) | - (g) | (0.2) | 78.0 | (78.0) (g) | - |
| Net Income (Loss) | $ (92.5) | $ 51.3 | $ (41.2) | $ 34.5 | $ (25.8) | $ 8.7 |
| Net income (loss) per common share: | | | | | | |
| Basic | $ (1.85) | | $ (0.82) | $ 0.70 | | $ 0.18 |
| Diluted | $ (1.85) | | $ (0.82) | $ 0.70 | | $ 0.18 |
| Shares used to compute net income (loss) per common share: | | | | | | |
| Basic | 50.0 | | 50.0 | 49.3 | | 49.3 |
| Diluted | 50.0 | | 50.0 | 49.6 | | 49.6 |

** For the six months ended June 30, 2013, Actient revenues are included for the period from April 26, 2013 to June 30, 2013. The six months ended June 30, 2014 include Actient revenues for the entire period.*

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Auxilium Pharmaceuticals, Inc. | 2014
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# YTD Reconciliation: GAAP to Non-GAAP Net Loss

| | 6 Months Ended June 30, 2014 | 6 Months Ended June 30, 2013 |
|---|---|---|
| **Adjustments to:** | | |
| **(a) Costs of goods sold:** | | |
| Employee stock-based compensation (1) | (0.1) | (0.1) |
| Acquired inventory step-up value (2) | - | (4.5) |
| | $ (0.1) | $ (4.6) |
| **(b) Research and development:** | | |
| Employee stock-based compensation (1) | (1.4) | (1.4) |
| **(c) Selling, general and administrative:** | | |
| Employee stock-based compensation (1) | (7.7) | (6.5) |
| Acquisition related severance costs (3) | - | (10.0) |
| Acquisition related transaction and integration costs (3) | (6.9) | (10.7) |
| Total | $ (14.6) | $ (27.2) |
| **(d) Amortization of purchased intangibles** (4) | (39.8) | (10.9) |
| **(e) Change in contingent consideration** (5) | 12.7 | (2.3) |
| **(f) Interest income (expense), net** | | |
| Non-cash interest expense related to term loan and convertible debt (6) | 8.1 | 5.8 |
| **(g) Income tax benefit** (7) | - | (78.0) |

(1) The effects of employee stock-based compensation are excluded because of varying available valuation methodologies and subjective assumptions. We believe this is a useful measure for investors because such exclusion facilitates comparison to peer companies who also provide similar non-GAAP disclosures and is reflective of how Auxilium management internally manages the business.

(2) The effects of recognition of the step-up in value of inventory acquired in the Actient acquisition are excluded because this expense is non-cash and, consequently, we believe investors are able to more accurately compare our operating results to those of our peer companies. Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(3) The effects of expenses related to the Actient acquisition and integration as well as the expenses related to the pending merger with QLT Inc are excluded because of the non-recurring nature of these expenses, and we believe such exclusion facilitates investors' ability to more accurately compare our operating results to those of our peer companies. Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(4) The effects of amortization of intangible assets acquired in the Actient and STENDRA acquisitions are excluded because this expense is non-cash, and we believe such exclusion facilitates investors' ability to more accurately compare our operating results to those of our peer companies.

(5) The effects of change in contingent consideration are excluded due to the nature of this charge, which is related to the change in the fair value of the liability for contingent consideration in connection with the acquisitions of Actient and STENDRA. We believe such exclusion facilitates investors' ability to more accurately compare our operating results to those of our peer companies.

(6) The effects of non-cash interest related to the term loan as well as the convertible senior notes due 2018 are excluded. We believe such exclusion facilitates an understanding of the effects of the debt service obligations on the Company's liquidity and comparisons to peer group companies, and is reflective of how Auxilium management internally manages the business.

(7) The effect of non-cash tax benefit related to the acquisition of Actient is excluded because of its non-recurring nature. We believe such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies.

AUXILIUM

Auxilium Pharmaceuticals, Inc. | 2014

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